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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2002__ AND ENDING __12/31/2002__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENEVA STOCK, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE ST.   STE. 1822
                    (No. and Street)

CHICAGO   IL   60605
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY SILVERMAN   (312) 362-4404
                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SENESAC & LENNON, LTD
                (Name — if individual, state last, first, middle name)

333 N. HAMMES AVE   JOLIET   IL   60435
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GARY SILVERMAN__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GENEVA STOCK LLC__, as of __DECEMBER 31__, · __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__MEMBER__
Title

_____
Notary Public

```
OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2006
```

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<table>
<tr><td>

FORM
X-17A-5

</td><td>

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
Part IIA [12]

</td></tr>
</table>

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER GENEVA STOCK LLC [13]	SEC FILE NO 8-52903 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.) 440 S. LASALLE ST. STE. 1822 [20] (No. and Street)	FIRM ID NO 364389281 [15]
CHICAGO [21] IL [22] 60605 [23] (City) (State) (Zip Code)	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2002 [24] AND ENDING (MM/DD/YY) 12/31/2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)---Telephone No.

GARY SILVERMAN [30]   312-362-4404 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]   [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT?   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20____

Manual signatures of:

1) _____

Principal Executive Officer of Managing Partner

2) _____

Principal Financial Officer or Partner

3) _____

Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	GENEVA STOCK LLC

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY)	12/31/2002	99
SEC FILE NO.	8-52903	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 24,648	200			$ 24,648	750
2. Receivables from brokers or dealers:						
A. Clearance account	6,032	295				
B. Other	0	300	$ 0	550	6,032	810
3. Receivables from non-customers	29,829	355	4,954	600	34,783	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	0	424				
E. Spot commodities	0	430			0	850
5. Securities and/or other investments not readily marketable:						
A. At cost $0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost **			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 60,509	540	$ 4,954	740	$ 65,463	940

** - Fill in memberships owned at cost. Exclude CBT and CME memberships

BROKER OR DEALER:	GENEVA STOCK LLC	as of:	December 31, 2002

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	365	1315	365	1560
B. Other	6,868	1115	0	1305	6,868	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased						
at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities,						
expenses and other	23,969	1205	0	1385	23,969	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims						
of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d))						
of $0 [980]						
B. Securities borrowings, at market value			0	1410	0	1720
from outsiders $0 [990]						
C. Pursuant to secured demand note						
collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d))						
of $0 [1010]						
D. Exchange memberships contributed for						
use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not						
not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 30,837	1230	$ 365	1450	$ 31,202	1760

Ownership Equity

	A.I.				Total	
21. Sole proprietorship					$ 0	1770
22. Partnership (limited partners)	$ 0	1020			34,261	1780
23. Corporation:						
A. Preferred stock					0	1791
B. Common stock					0	1792
C. Additional paid-in capital					0	1793
D. Retained earnings					0	1794
E. Total					0	1795
F. Less capital stock in treasury					0	1796
24. TOTAL OWNERSHIP EQUITY					$ 34,261	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY					$ 65,463	1810

- 2 -

BROKER OR DEALER:	GENEVA STOCK LLC	as of: December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 34,261	3480
2. Deduct ownership equity not allowable for net capital		0	3490
3. Total ownership equity qualified for Net capital		34,261	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital		0	3520
B. Other (deductions) or allowable credits (List)		0	3525
5. Total capital and allowable subordinated liabilities		34,261	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 4,954	3540			
B. Secured demand note deficiency	0	3590			
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600			
D. Other deductions and/or charges	0	3610	(4,954)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			29,307	3640

9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 29,307	3750

BROKER OR DEALER:	GENEVA STOCK LLC	as of: December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 2,056	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14. Excess net capital (line 10 less 13)	$ 4,307	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 26,223	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 30,837	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 30,837	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 105.22	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	GENEVA STOCK LLC

For the period from 01/01/2002 [3932] to 12/31/2002 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions
   a. Commissions on transactions in exchange listed equity securities executed on an exchange $ 152,630 [3935]
   b. Commissions on listed option transactions 0 [3938]
   c. All other securities commissions 0 [3939]
   d. Total securities commissions 152,630 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange 0 [3945]
   b. From all other trading 0 [3949]
   c. Total gain (loss) 0 [3950]
3. Gains or losses on firm securities investment accounts 0 [3952]
4. Profit or (loss) from underwriting and selling groups 0 [3955]
5. Revenue from sale of investment company shares 0 [3970]
6. Commodities revenue 0 [3990]
7. Fees for account supervision, investment advisory and administrative services 0 [3975]
8. Other revenue 1,174,378 [3995]
9. Total revenue $ 1,327,008 [4030]

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers $ 0 [4120]
11. Other employee compensation and benefits 0 [4115]
12. Commissions paid to other broker-dealers 0 [4140]
13. Interest expense 0 [4075]
    a. Includes interest on accounts subject to subordination agreements 0 [4070]
14. Regulatory fees and expenses 34,356 [4195]
15. Other expenses 625,804 [4100]
16. Total expenses $ 660,160 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16) $ 666,848 [4210]
18. Provision for Federal income taxes (for parent only) 0 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above 0 [4222]
    a. After Federal income taxes of 0 [4238]
20. Extraordinary gains (losses) 0 [4224]
    a. After Federal income taxes of 0 [4239]
21. Cumulative effect of changes in accounting principles 0 [4225]
22. Net income (loss) after Federal income taxes and extraordinary items $ 666,848 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items $ (8,668) [4211]

- 5 -

BROKER OR DEALER:	GENEVA STOCK LLC

For the period from 1/ 1/2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 357,008	4240
A. Net income (loss)			666,847	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	306,926	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(1,296,520)	4270
2. Balance, end of period (From item 1800)			$ 34,261	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

GENEVA STOCK, LLC

2002 ANNUAL REPORT

GENEVA STOCK, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002
WITH

REPORT OF INDEPENDENT AUDITORS

GENEVA STOCK, LLC

TABLE OF CONTENTS



Senesac & Lennon, Ltd.

CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS

Stephen A. Senesac, CPA   David D. Lennon, CPA

Report of Independent Auditors

To the members of Geneva Stock, LLC

We have audited the accompanying balance sheet of Geneva Stock, LLC as of December 31, 2002 and the related statements of operations, membership capital, and cash flows for the year then ended. These financial statements are the responsibility of Geneva Stock, LLC management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Stock, LLC as of December 31, 2002 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements of Geneva Stock, LLC. Such information has been subjected to the accounting procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Senesac & Lennon, Ltd.

February 10, 2003

---

333 North Hammes Ave. • Joliet, Illinois 60435
Phone: 815-725-7070 • Fax: 815-725-7188

GENEVA STOCK, LLC
BALANCE SHEET
December 31, 2002

ASSETS

Current assets:

Cash and cash equivalents	$	24,648
Due from other brokers		6,032
Accounts receivable		34,783
Total current assets		65,463
Non-current assets		-
Total Assets	$	65,463

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable	$	6,868
Due ot other brokers		365
Accrued expenses and other		23,969
Total current liabilities		31,202
Long-term liabilities		-
Total Liabilities		31,202
Member's Equity		34,261
Total Liabilities and Equity	$	65,463

See notes to financial statements

GENEVA STOCK, LLC
STATEMENT OF OPERATIONS AND MEMBERSHIP CAPITAL
Year ended December 31, 2002

Revenue:		
Commission income	$	152,630
Stock execution income		102,508
Trading rebates		848,059
Interest income		103,935
Misc income and reimbursements		119,876
Total revenue	$	1,327,008
Operating expenses (Schedule 1)		(649,453)
Operating income		677,555
Other income (expenses):		
State income tax expense		(9,840)
Miscellaneous		(867)
Net income (loss)	$	666,848
Membership capital, beginning of year	$	357,008
Additional contributions		-
Member withdrawals		(989,595)
Net income		666,848
Membership capital, end of year	$	34,261

See notes to financial statements.

3

GENEVA STOCK, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	666,848
Changes in assets and liabilities:		
Accounts receivable		(20,327)
Customer securities - stock		11,652
Accounts payable		4,134
Due to clearing - customer		(11,905)
Accrued expenses and other		6,820
Net cash provided by operating activities	$	657,222
Cash flows from financing activities:		
Member contributions	$	-
Member withdrawals		(989,595)
Net cash used for financing activities	$	(989,595)
Net decrease in cash and cash equivalents	$	(332,373)
Cash and cash equivalents, beginning of year		362,687
Cash and cash equivalents, end of year	$	30,314

See notes to financial statements.

GENEVA STOCK, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Description of Organization

Geneva Stock, LLC is organized as a limited liability company in the State of Illinois effective September, 2000; though no activity occurred until January, 2001. The company is a stock execution firm that fulfills stock equity orders for its clients and receives commissions for doing so. Further, the company recognizes a gain or loss on the securities it purchases based on the spread between the cost and sell price to the customer.

2. Summary of Significant Accounting Policies

   A. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenues and expenses. The estimates also affect disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

   B. Cash and cash equivalents: Cash and cash equivalents consist of checking accounts and money market accounts.

   C. Income taxes: The Company is organized as a limited liability company. There is no federal income tax at the corporate level. All income and losses are passed through to the members.

5

SUPPLEMENTARY INFORMATION

GENEVA STOCK, LLC
SCHEDULE OF OPERATING EXPENSES
Year ended December 31, 2002

Automobile expense	$ 340
Bank fees	1,077
Clearing charges	119
Commissions	12,257
Microhedge	75,177
Dues & subscriptions	716
Floor brokerage expense	5,261
Licenses & permits	34,356
Office expense & supplies	10,242
Stock comm. Rebate	51,398
Professional fees	7,625
Office salaries	267,474
Profit sharing plan expense	14,476
Payroll taxes	23,176
Rent	142,600
Telephone & other	3,159
Total expenses	$ 649,453

See notes to financial statements.

GENEVA STOCK, LLC
COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2002

CREDITS

    Members' equity $ 34,261

DEBITS

    Non-allowable assets -

      Equipment, net   -

      Other assets   4,954   4,954

      Net Capital before Haircuts on

        Securities Positions   29,307

Haircuts on securities   -

      Net Capital $ 29,307

Computation of Basic Net Capital Requirement:

  Minimum net capital required (Greater of 6 2/3%

    of aggregate indebtedness or $25,000) $ 25,000

      Excess Net Capital $ 4,307

Computation of Aggregate Indebtedness:

  Total accounts payable and accrued expenses $ 30,837

Percentage of Aggregate Indebtedness to Net

  Capital   105.22%

Note: There are no material differences between the audited computation of net
capital and that per the Company's unaudited FOCUS report as filed.